Mail Stop 3561

July 31, 2006

Thomas J. Charlton, President
Madonna Corp.
7816 Call Donna Place, SW
Calgary, AB, Canada T2V 2R1

>   **Re:**   **Madonna Corp.**
>   **Form 10-KSB/A for Fiscal Year Ended**
>   **June 30, 2005**
>   **Filed May 18, 2006**
>   **File No. 0-32445**

Dear Mr. Charlton:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/A as of June 30, 2005

We re-issue our comment 1 from our letter dated May 12, 2006, as you have neither provided a revised audit report from MacKay LLP nor clarified how the current presentation meets guidance in AU Section 508, *Reports on Audited Financial Statements, or provide an appropriately revised report.*

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before August 21, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies